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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
AUG 29 2012
Washington DC
401

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/11 (MM/DD/YY) AND ENDING 5/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
dba Apex clearing corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite 100
(No. and Street)

Lake Success	NY	11042-1048
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax — (516) 472-5179
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (6-02)

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ridge Clearing & Outsourcing Solutions, Inc., (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of May 31, 2012 and for the period July 1, 2011 to May 31, 2012, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax AUGUST 28, 2012

Signature Date

Chief Financial Officer, Vice President and Treasurer

Title

Maria Medina

Notary Public

MARIA MEDINA
Notary Public, State Of New York
No.01ME5081460
Qualified In Queens County
Commission Expires July 7, 2015

RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.
(An indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-23522)

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Ridge Clearing & Outsourcing Solutions, Inc.
Lake Success, New York

We have audited the accompanying statement of financial condition of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of May 31, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ridge Clearing & Outsourcing Solutions, Inc. at May 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 8, the accompanying financial statements include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

As described in Note 3, effective with the close of business on June 5, 2012 the Company contributed the assets and liabilities related to its outsourcing business to an affiliate. Immediately after such contribution the Company was sold to a third party.

Deloitte & Touche LLP

August 28, 2012

Ridge Clearing & Outsourcing Solutions, Inc.

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2012
(Dollars in thousands, except share information)

ASSETS	
Cash	$ 22,932
Cash segregated for regulatory purposes (Note 12)	4,355
Receivable from affiliates, net (Note 8)	57,863
Deferred tax assets, net (Note 7)	2,231
Outsourcing fees receivable	6,287
Securities clearing receivables (Note 4)	413
Other assets (Note 5)	3,308
TOTAL ASSETS	$ 97,389
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued expenses and other liabilities (Note 6)	$ 8,150
Securities clearing payables (Note 4)	4,384
Payable to affiliates, net (Note 8)	4,158
Deferred revenue	59
TOTAL LIABILITIES	$ 16,751
Stockholder's Equity:	
Common stock $0.10 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	$ 10
Additional paid-in capital	176,003
Accumulated deficit	(95,375)
Total stockholder's equity	$ 80,638
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 97,389

See notes to statement of financial condition.

1. Organization

Ridge Clearing & Outsourcing Solutions, Inc. (the "Company") is wholly-owned by Broadridge Securities Processing Solutions, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a global provider of investor communication services and securities processing and operations outsourcing solutions to the financial services industry, headquartered in Lake Success, New York. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides operations outsourcing solutions that allow broker-dealers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their own securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

Effective the close of business June 5, 2012, Broadridge transferred certain assets and liabilities from the Company to the Parent and sold the Company, as described in Note 3.

2. Summary of Significant Accounting Policies

Basis of Presentation — The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of this statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions during the reporting period that affect the related amounts in the statement of financial condition and accompanying notes. Significant estimates include the outcome of litigation, accrued bonuses, taxes, allowance on accounts receivable and recognition of deferred revenue. Actual results could differ from those estimates.

Fair Value — All of the Company's assets and liabilities are carried at amounts which approximate fair value.

Cash and Cash Equivalents — Cash includes all demand deposits held in banks. Cash equivalents include certain highly liquid investments with original maturities of 90 days or less. At May 31, 2012 the Company had no cash equivalents.

Intercompany Transaction Balances and Settlement – The Company receives and performs services from and to various Broadridge business units, for which the Company is charged on a monthly basis. Such business units do not maintain separate cash accounts. All cash is managed by the Parent. The Company's obligation for settlement resides with the Parent. As such all net

receivables and payables to / from the businesses are disclosed on a net basis on the statement of financial condition.

Allowance on Accounts Receivable – The Company reviews its accounts receivable balances on a monthly basis. Aged receivables are identified and researched, and related clients are notified and requested to submit payment. The Company analyzes each open receivable specifically to determine whether there is risk of non-payment. The Company books allowances for those open receivables for which payment in full is not expected.

Deferred Client Conversion and Start-Up Costs — Direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred and recognized on a straight-line basis which commences after client acceptance when the processing term begins. To the extent deferred costs exceed related implementation fee revenues, such excess costs are amortized over the service term of the contract. Deferred costs up to the amount of the related implementation fees are recognized and capitalized over the longer of the respective service term of the contract or expected customer relationship period.

Securities Clearing Receivables and Payables — These lines include receivables from clearing organizations and other, securities failed to deliver, payables to correspondents and other, and payables to customers. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. The value of securities owned by customers is not reflected in the accompanying statement of financial condition.

Income Taxes — The Company is included in the consolidated Federal and applicable combined state and local income tax returns of Broadridge. For Federal, state and local income taxes, the Company records an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis (the "modified separate return method"). Tax benefits related to net operating losses and loss carryforwards are characterized as realized by the Company when those tax attributes are utilized in Broadridge's consolidated tax return.

Income taxes are provided under the provisions of ASC No. 740, *Income Taxes*, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized.

In assessing the need to record a valuation allowance against its deferred tax assets, management considers whether it is more likely than not that some portion or all of the accumulated tax benefits and deferred tax assets will be realized. The ultimate realization of accumulated tax benefits and deferred tax assets is dependent upon the generation of future taxable income during the year in which temporary differences will reverse and within allowable carry-forward periods for certain tax attributes (see Note 7).

3. Significant Transactions

On June 25, 2010, Broadridge sold substantially all contracts of the Company's securities clearing clients to Penson Financial Services, Inc. ("PFSI"). Also as part of the transaction, the Company entered into a master services agreement with Penson Worldwide, Inc. ("PWI") (the "Outsourcing Agreement"). Under the Outsourcing Agreement, the Company provided securities processing and back-office support services to PFSI, including services for the clients acquired from Ridge and PWI's existing clients.

Effective the close of business June 5, 2012, prior to the sale described below, the Company contributed the assets and liabilities related to its outsourcing business to Broadridge SPS, LLC ("BSPS").

Effective the close of business June 5, 2012, Broadridge sold the Company to Apex Clearing Holdings LLC (a joint venture entity owned by PEAK6 Investments, L.P. and PFSI) ("Apex Holdings") and the Company was renamed Apex Clearing Corporation ("Apex Clearing"). PFSI then sold its U.S. clearing contracts to Apex Clearing. As part of the series of related transactions effective the close of business June 5, 2012, Broadridge entered into a ten-year master services agreement ("the Apex MSA") with Apex Clearing under which Broadridge will perform outsourcing services for Apex Clearing consistent with the securities processing and back-office support services the Company had previously performed for PFSI. The sale of the Company to Apex Holdings was made pursuant to a purchase and sale agreement entered into by Broadridge and the Parent on May 31, 2012 (the "Purchase and Sale Agreement").

Assets and liabilities sold to Apex Holdings were as follows:

		June 5, 2012 ($ in millions)
Assets		
Cash	$	0.2
Cash segregated for regulatory purposes		3.6
Securities clearing receivables		0.1
Other Assets		0.9
Liabilities		
Securities clearing payables		4.2

Broadridge received $0.4 million in consideration for the sale, realizing a loss of $0.2 million.

4. Securities Clearing Receivables and Payables

Securities clearing receivables and payables consisted of the following as of May 31, 2012:

	May 31, 2012 ($ in millions)
Securities Clearing Receivables	
Deposits with clearing organizations	$ 0.2
Non-customer receivables	0.2
Total securities clearing receivables	$ 0.4
Securities Clearing Payables	
Dividends payable	$ 1.9
Customer payables	1.4
Non-customer payables	1.1
Total securities clearing payables	$ 4.4

Securities clearing payable balances represent payables to orphan accounts. Orphan account are those for which the owners are unable to be contacted and which were not part of the sale of the clearing contracts on June 25, 2010 discussed in Note 3. The Company continues to try to locate such account owners, but to the extent it is unsuccessful, the amounts owed will be escheated to the respective states, based on applicable statutes governing the disposition of abandoned property.

Securities clearing receivables primarily represent deposits at clearing organizations that the Company must maintain, related to its carrying of the orphan accounts.

5. Other Assets

Other assets consisted of the following as of May 31, 2012:

	May 31, 2012 ($ in millions)
Prepaid expenses	$ 0.8
Fixed assets, net	0.7
Client concessions, net	0.6
Deferred conversion costs, net	0.2
Other	1.0
Total other assets	$ 3.3

6. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following as of May 31, 2012:

	May 31, 2012 ($ in millions)
Accrued bonus	$ 2.7
Accounts payable and accrued expenses	4.2
Accrued severance	1.0
Deposits received	0.3
Total accrued expenses and other liabilities	$ 8.2

7. Income Taxes

The Company has entered into a formal tax sharing agreement with Broadridge whereby the Company's current and future year tax losses, and tax loss carryforwards resulting from prior period losses, can be utilized by Broadridge, as Broadridge utilizes these in its consolidated net taxable income on its U.S. federal tax return and any relevant consolidated state tax returns. Any differences between the tax provision (or benefit) allocated to the Company under the modified separate return method, and payments to be made to (or received from) Broadridge for tax expense, are treated as deferred taxes. As of May 31, 2012, the income tax receivable from Broadridge was $63.9 million, which was partially offset against the Company's loan payable to Broadridge (see Note 8) and recorded net in the statement of financial condition.

Consistent with the tax sharing agreement, the Company has recognized a benefit related to the losses that are absorbed by the Parent in consolidation. However, a valuation allowance for the non-combined state net operating loss carryforwards has been recorded since these losses will not be absorbed in consolidation and the Company does not believe that it is more likely than not that such loss carryforwards will be utilized within the relevant carryforward periods.

The components of Receivable from affiliates, net as of May 31, 2012 ($ in thousands) are as follows:

Income tax receivable from Broadridge	$ 63,863
Less: Loan payable to Broadridge	(6,000)
Receivable from Affiliates, net	$ 57,863
Deferred tax assets:	
Accrued expenses not currently deductible	$ 1,808
Stock-based compensation expense	423
State net operating losses	2,755
Valuation allowance on state net operating loss carryforward	(2,755)
Net deferred tax assets	$ 2,231

As of May 31, 2012, the Company had no unrecognized tax benefits. The Company is currently not under any U.S. or foreign income tax exam for any of its open tax years: 2007 through 2012.

8. Related Party Transactions

As of May 31, 2012, amounts outstanding to and from affiliates are reflected in the statement of financial condition as set forth below

	May 31, 2012 ($ in millions)
Receivable from affiliates, net	$ 57.9
Payable to affiliates, net	$ (4.2)

Receivable from affiliates, net, includes the following two components:

Income Tax Receivable —The Company has entered into a formal tax sharing agreement with Broadridge whereby the Company's current and future year tax losses, and tax loss carryforwards resulting from prior period losses, can be utilized by Broadridge to apply to Broadridge's consolidated net taxable income on Broadridge's U.S. federal tax return and any relevant consolidated state tax returns. As of May 31, 2012, the income tax receivable from Broadridge was $63.9 million (see Note 7).

Loans — The Company borrows on an unsecured basis from Broadridge. As of May 31, 2012, the gross amount of this borrowing was $6.0 million. This amount was subsequently repaid in June 2012. The Company nets the tax receivable from Broadridge against the loan (see Note 7). The average loan balance outstanding for the eleven months ended May 31, 2012 was $1.2 million, the average maturity was 8 days, and the average interest rate payable on such loans was 0.19%

Payable to Affiliates, net - Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments. At May 31, 2012, the Company had recorded intercompany payables of approximately $3.2 million related to such funding. Additionally, at May 31, 2012, the Company had recorded approximately $1.0 million of intercompany payables related to services and expense allocations.

9. Employee Benefit Plans

Certain employees of the Company participate in Broadridge's employee benefit plans. These plans include a benefit plan providing health benefits to eligible employees and their families, a defined benefit pension plan and a 401(k) retirement and savings plan.

Additionally, certain employees of the Company participate in Broadridge's stock-based compensation plans which provide for grants of restricted stock units and stock options of Broadridge. See Note 8 for all other related party transactions.

10. Commitments and Contingencies

Leases — The Company leases office space under non-cancelable operating lease agreements with third parties, that have initial non-cancelable terms in excess of one year and which expire on various dates through 2017. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At May 31, 2012, non-cancelable contractual operating leases with third parties had the following minimum lease commitments ($ in thousands):

Year Ending May 31,	
2013	$ 2,641
2014	2,466
2015	2,546
2016	2,629
2017	2,019
	$ 12,301

Lease commitments include remaining lease obligations for a facility that was exited and the facility in Lake Success, NY.

Litigation — The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the statement of financial condition.

11. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

Although the Company has exited the clearing business, it continues to provide guarantees to securities clearinghouses and exchanges under existing arrangements. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is deemed remote by management. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

12. Regulatory Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $0.25 million or 2% of aggregate debit items arising from customer transactions. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. As of May 31, 2012, the Company had net capital of approximately $10.8 million, which was approximately 41,473% of aggregate debit items and exceeded the minimum requirement by approximately $10.5 million.

The Company is also subject to the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). In addition, in order to allow correspondent broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for the Proprietary Accounts of Introducing Brokers ("PAIB").

At May 31, 2012 cash of approximately $3.9 million and $0.5 million had been segregated in special reserve accounts for the exclusive benefit of customers and PAIB, respectively, exceeding actual requirements by approximately $0.5 million and $0.2 million, respectively, in accordance with Rule 15c3-3.

13. Subsequent Events

The Company has reviewed events that have occurred after May 31, 2012 through the date of issuance of the statement of financial condition. On June 28, 2012, Broadridge paid BSPS $34.9 million in partial settlement of the Company's tax receivable (see Note 7). BSPS then paid a dividend to Broadridge of $34.9 million on the same date.

Except for these transactions, and the sale of the Company as described in Note 3, the Company had no material subsequent events.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 28, 2012

Ridge Clearing & Outsourcing Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042-1038

In planning and performing our audit of the financial statements of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the eleven months ended May 31, 2012 (on which we issued our report dated August 28, 2012 and such report expressed an unqualified opinion and includes explanatory paragraphs regarding significant transactions with affiliates and the sale of the Company as discussed in Notes 8 and 3, respectively, on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP